SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: December 24, 2010

List of materials

Documents attached hereto:

i) Press release announcing Sony to double production capacity for image sensors

1-7-1 Konan Minato-ku Tokyo 108-0075
News & Information

December 27, 2010
No. 10-165E

Sony to double production capacity for image sensors
-- investment of approximately 100 billion yen in contemplated acquisition of fabrication facilities and expansion of production lines --
-- Utilizing a governmental subsidy of the Ministry of Economy, Trade and Industry in Japan --

December 24, 2010, Tokyo, Japan – Sony Corporation (“Sony”) today announced that Sony plans to invest approximately 100 billion yen in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center (“Nagasaki TEC”) in the fiscal year ending March 31, 2012, to increase the production capacity for CMOS image sensors.

This investment plan includes (i) the transfer of the semiconductor fabrication facilities from Toshiba Corporation (“Toshiba”) contemplated under a non-binding memorandum of understanding between Sony and Toshiba jointly announced on December 24, 2010, (ii) refurbishment of a part of the above semiconductor fabrication facilities into new wafer lines capable of manufacturing CMOS image sensors, and (iii) refurbishment and equipment of a part of production facilities at Nagasaki TEC Building 3 for wafer processing to differentiate Sony’s CMOS image sensors with Sony’s independently developed unique technologies.*1  Through the investment plan, Sony will utilize a governmental subsidy to be provided by the Ministry of Economy, Trade and Industry in Japan – the “subsidy for programs to promote siting low-carbon job-creating industries” – mainly in connection with the investment mentioned in (iii) above.

*1:
These investments are subject to the execution of definitive agreements between Sony and Toshiba and the consummation of the contemplated transfer of the semiconductor fabrication facilities mentioned in (i) above.

Sony Semiconductor Kyushu Corporation’s
Nagasaki Technology Center

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These investments will further strengthen Sony’s production capacity for “Exmor” and “Exmor R” CMOS image sensors in order to meet increased demand from markets such as those for smartphones and Digital Still Cameras.  Through this increase of capacity, Sony expects to solidify its position as the world’s leading company in CMOS image sensors and CCD image sensors.

As a result of the investments announced today, in addition to the approximately 40 billion yen investment in Sony Semiconductor Kyushu Corporation’s Kumamoto Technology Center (announced on September 1, 2010), Sony’s total production capacity for CCD and CMOS image sensors will increase from the current level of approximately 25,000 wafers per month to approximately 50,000 wafers per month by the end of March 2012.*2

*2:
This total production capacity (300mm wafer basis) includes the output of foundry operations to which Sony outsources a part of the manufacturing process.  In calculating total production capacity, the capacity of 200mm wafer production lines in Kagoshima Technology Center and Nagasaki TEC is converted for purposes of the calculation to the new 300mm wafer production capacity basis.

Investment Overview

Purpose of Investment:	Increase production capacity to meet the increased demand for CMOS image sensors
Investment site:	Sony Semiconductor Kyushu Corporation, Nagasaki Technology Center (Isahaya-shi, Nagasaki Prefecture)
Investment details:	- Contemplated acquisition of semiconductor fabrication facilities owned by Toshiba.
- Refurbishment of a part of manufacturing facilities at Nagasaki TEC Fab2, contemplated to acquire from Toshiba, into CMOS image sensor production facilities (new installments and conversions).
- Refurbishment and equipment of a part of production facilities at Nagasaki TEC Building 3 for processing wafers for CMOS image sensors.
(see also footnote *1 on page 1)
Investment time frame:	Fiscal year ending March 31, 2012
Investment amount:	Approximately 100 billion yen
(see also footnote *1 on page 1)

Outline of Sony Semiconductor Kyushu Corporation

(1) Head office:	2-3-2 Momochihama, Sawara-ku Fukuoka-shi, Japan
(2) Establishment:	April 1, 2001
(3) Representative Director (President):	Masanori Okayama

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(4) Capital:	24.25 billion yen, fully owned by Sony Corporation
(5) Production Bases:	Kagoshima, Oita, Nagasaki and Kumamoto
(6) Number of employees:	Approximately 9,000 (including contract and temporary employees) as of March 31, 2010
(7) Business Activities:	Development, design and production of semiconductors

Outline of Nagasaki Technology Center

(1) Location:	1883-43, Tsukuba-machi, Isahaya-shi, Nagasaki, Japan
(2) Establishment:	December 1, 1987
(3) Site area:	194,000-square-meter
(4) Floor area:	209,000-square-meter
(5) Main products:	MOS LSIs and CMOS image sensors

* “Exmor” and “Exmor R” are trademarks of Sony Corporation.

Inquiries:
Sony Corporate Communications                            TEL: +81-3-6478-2200                   FAX: +81-6478-2061

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